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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

August 2, 2021
Re:	Nu Holdings Ltd. Confidential Submission of the Draft Registration Statement on Form F-1 Submitted August 2, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Nu Holdings Ltd. (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A ordinary shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

For the staff’s convenience, we have also enclosed three copies of the Draft Registration Statement, as confidentially submitted on EDGAR. The Company confirms that it is an “emerging growth company”, as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

The review partner for this submission at the current audit firm, KPMG Auditores Independentes, is Rodrigo Bassi, who can be reached at +55 (11) 97133-3666.

Please do not hesitate to contact Byron Rooney at 212-450-4658 or byron.rooney@davispolk.com or Manuel Garciadiaz at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney	/s/ Manuel Garciadiaz

cc:	David Vélez Osorno, Chief Executive Officer, Nu Holdings Ltd.

Guilherme Marques do Lago, Chief Financial Officer, Nu Holdings Ltd.

Marco Araujo, General Counsel, Nu Holdings Ltd.

Rodrigo Bassi, KPMG Auditores Independentes